UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Intapp, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

45827U109

(CUSIP Number)

Great Hill Partners, L.P.

Attn: John S. Dwyer

200 Clarendon Street, 29th Floor,

Boston, MA 02116

(617) 790-9400

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 2, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45827U109	13D	Page 1 of 9 pages

1	Names of Reporting Persons Great Hill Investors, LLC
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 65,285
	8	Shared Voting Power 0
	9	Sole Dispositive Power 65,285
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 65,285
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.1%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 45827U109	13D	Page 2 of 9 pages

1	Names of Reporting Persons Great Hill Equity Partners IV, L.P.
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 18,176,401
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 18,176,401

11	Aggregate Amount Beneficially Owned by Each Reporting Person 18,176,401
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 30.9%
14	Type of Reporting Person PN

CUSIP No. 45827U109	13D	Page 3 of 9 pages

1	Names of Reporting Persons Great Hill Partners GP IV, L.P.
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 18,176,401
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 18,176,401

11	Aggregate Amount Beneficially Owned by Each Reporting Person 18,176,401
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 30.9%
14	Type of Reporting Person PN

CUSIP No. 45827U109	13D	Page 4 of 9 pages

1	Names of Reporting Persons GHP IV, LLC
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 18,176,401
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 18,176,401

11	Aggregate Amount Beneficially Owned by Each Reporting Person 18,176,401
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 30.9%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 45827U109	13D	Page 5 of 9 pages

Item 1.	Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the common stock (the “Common Stock”) of Intapp, Inc., a Delaware corporation (the “Issuer”) whose principal executive offices are located at 3101 Park Blvd., Palo Alto, CA 94306.

Item 2.	Identity and Background.

The Schedule 13D is being filed by the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”):

Great Hill Investors, LLC (“GHI LLC”),

Great Hill Equity Partners IV, L.P. (“GHEP IV”),

Great Hill Partners GP IV, L.P. (“GHP GP IV”); and

GHP IV, LLC (“GHP IV”).

GHI LLC is organized under the laws of the Commonwealth of Massachusetts. Each of the other Reporting Persons is organized under the laws of the State of Delaware. The business address of each of the Reporting Persons is c/o Great Hill Partners, L.P., 200 Clarendon Street, 29th Floor, Boston, MA 02116. The principal business of each of GHI LLC and GHEP IV is investing in securities, including securities of the Issuer. GHP IV is the general partner of GHP GP IV, which is the general partner of GHEP IV.

Information with respect to the directors and officers of GHI LLC and GHP IV (collectively, the “Related Persons”), including name, business address, present principal occupation or employment and citizenship is listed on the attached Schedule A, which is incorporated herein by reference.

During the last five years, none of the Reporting Persons or Related Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

In July 2020, GHI LLC and GHEP IV entered into a Subscription and Purchase Agreement (the “Subscription Agreement”) with the Issuer, pursuant to which GHI LLC and GHEP IV purchased an aggregate of 1,041,667 shares of Common Stock at a purchase price of $12.00 per share.

On June 29, 2021, in connection with the closing of the Issuer’s initial public offering, GHI LLC and GHEP IV purchased an aggregate of 380,000 shares of Common Stock at a price of $26.00 per share (the “June 29 Transaction”), which was the public offering price per share of Common Stock in the Issuer’s initial public offering.

CUSIP No. 45827U109	13D	Page 6 of 9 pages

Each of GHI LLC and GHEP IV, obtained the funds for the acquisitions of securities reported herein through capital contributions from their respective members and partners.

Item 4.	Purpose of Transaction.

Stockholders’ Agreement

In connection with the Issuer’s initial public offering, the Issuer entered into a stockholders agreement (the “Stockholders’ Agreement”) with GHI LLC and GHEP IV and the other parties thereto. The Stockholders’ Agreement provides that so long as GHI LLC and GHEP IV collectively beneficially own at least 10% of the outstanding Common Stock, they shall have the right to nominate one director to the Issuer’s board of directors (the “Board”). GHI LLC and GHEP IV have designated Chris Gaffney as their director designee. Also pursuant to the Stockholders’ Agreement, for so long as GHI LLC and GHEP IV have the right to designate a director to the Board pursuant to the Stockholders’ Agreement, the Issuer has agreed to include such person in its slate of nominees for election to the Board at each of the Issuer’s annual meeting of stockholders at which directors are to be elected. The Stockholders’ Agreement will terminate automatically at such time as GHI LLC and GHEP IV cease to collectively beneficially own in excess of 10% of the issued and outstanding shares of Common Stock of the Issuer as of the time of the record date for the annual stockholders’ meeting.

Registration Rights Agreement

In connection with the Issuer’s initial public offering, the Issuer entered into the Amended & Restated Registration Rights Agreement (the “RRA”) with GHI LLC and GHEP IV. Subject to certain limitations, the RRA provides that the Issuer will register the shares of Common Stock held of record by GHI LLC and GHEP IV for sale into the public markets at any time following the expiration of the 180-day lockup period following the closing of the Issuer’s initial public offering. The RRA further provides that the Reporting Persons may require the Issuer to register a number of its shares of Common Stock upon demand, subject to certain limitations including the expiration of the 180-day lockup period, or, with respect to up to 20% of the Common Stock held by GHI LLC and GHEP IV, prior to the expiration of the lock-up period upon the achievement of certain share price targets by the Issuer's Common Stock, among other conditions.

The foregoing descriptions of the Stockholders’ Agreement and RRA do not purport to be complete and are qualified in their entirety by the full text of such agreements, which are attached as exhibits to this Schedule 13D and are incorporated herein by reference.

General

The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes and intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

CUSIP No. 45827U109	13D	Page 7 of 9 pages

The Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Persons and their designee to the Board may engage in discussions with management, the Board, and securityholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or other transaction that could result in the de-listing or de-registration of the Common Stock; sales or acquisitions of assets or businesses; changes to the capitalization or distribution policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the Board.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

Item 5.	Interest in Securities of the Issuer.

(a) – (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 58,777,163 shares of Common Stock outstanding as of June 29, 2021:

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Great Hill Investors, LLC	65,285	0.1%	65,285	0	65,285	0
Great Hill Equity Partners IV, L.P.	18,176,401	30.9%	0	18,176,401	0	18,176,401
Great Hill Partners GP IV, L.P.	18,176,401	30.9%	0	18,176,401	0	18,176,401
GHP IV, LLC	18,176,401	30.9%	0	18,176,401	0	18,176,401

* Less than 0.1%

GHI LLC is the record holder of 65,285 shares of Common Stock. GHEP IV is the record holder of 18,176,401 shares of Common Stock.

CUSIP No. 45827U109	13D	Page 8 of 9 pages

GHP IV is the general partner of GHP GP IV, which is the general partner of GHEP IV. Voting and investment determinations with respect to the securities held of record by GHEP IV are made by the managers of GHP IV. Voting and investment determinations with respect to the securities held of record by GHI LLC are made by the managers of GHI LLC. As such, each of the foregoing entities, the managers of GHP IV and the managers of GHI LLC may be deemed to share beneficial ownership of the securities held of record by GHEP IV and GHI LLC. Each of them disclaims beneficial ownership of any such securities, and the filing of this Schedule 13D shall not be construed as an admission that any such person is the beneficial owner of such securities for purposes of Section 13(d) or Section 13(g) of the Act or for any other purposes.

(c)            Except as set forth in Item 3 with respect to the June 29 Transaction, during the past 60 days none of the Reporting Persons or Related Persons has effected any transactions in the Common Stock.

(d)            None.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 4 above summarizes certain provisions of the Stockholders’ Agreement and the RRA and is incorporated herein by reference. A copy of each of these agreements is attached as an exhibit to this Schedule 13D, and each is incorporated herein by reference.

Except as set forth herein, none of the Reporting Persons or Related Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits

Exhibit Number	Description
1	Joint Filing Agreement.
2	Second Amended and Restated Stockholders Agreement, dated as of July 2, 2021, by and among the Company, Great Hill Equity Partners IV, L.P., Great Hill Investors, LLC and Anderson Investments Pte. Ltd. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Intapp, Inc. with the Securities and Exchange Commission on July 6, 2021).
3	Second Amended and Restated Registration Rights Agreement, dated as of July 2, 2021, by and among the Company, Great Hill Equity Partners IV, L.P., Great Hill Investors, LLC and Anderson Investments Pte. Ltd. (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Intapp, Inc. with the Securities and Exchange Commission on July 6, 2021).

CUSIP No. 45827U109	13D	Page 9 of 9 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 12, 2021
Great Hill Investors, LLC

	By:	/s/ John S. Dwyer
Name: John S. Dwyer
Title:Authorized Signatory

Great Hill Equity Partners IV, L.P.

	By:	/s/ John S. Dwyer
Name: John S. Dwyer
Title:Authorized Signatory

Great Hill Partners GP IV, L.P.

	By:	/s/ John S. Dwyer
Name: John S. Dwyer
Title:Authorized Signatory

GHP IV, LLC

	By:	/s/ John S. Dwyer
Name: John S. Dwyer
Title:Authorized Signatory

SCHEDULE A

The name, present principal occupation or employment and citizenship of each of the managers of GHI LLC and GHP IV are set forth below. Unless otherwise noted, the business address of each individual is 200 Clarendon Street, 29th Floor, Boston, MA 02116.

Managers of Great Hill Investors, LLC

Name	Present Principal Occupation	Citizenship
Christopher S. Gaffney	Managing Partner of Great Hill Partners, L.P.	United States
Michael A. Kumin	Managing Partner of Great Hill Partners, L.P.	United States
Mark D. Taber	Managing Partner of Great Hill Partners, L.P.	United States
Matthew T. Vettel	Managing Partner of Great Hill Partners, L.P.	United States
John G. Hayes	Senior Advisor of Great Hill Partners, L.P.	United States

Managers of GHP IV, LLC

Name	Present Principal Occupation	Citizenship
Christopher S. Gaffney	Managing Partner of Great Hill Partners, L.P.	United States
Michael A. Kumin	Managing Partner of Great Hill Partners, L.P.	United States
Mark D. Taber	Managing Partner of Great Hill Partners, L.P.	United States
Matthew T. Vettel	Managing Partner of Great Hill Partners, L.P.	United States
John G. Hayes	Senior Advisor of Great Hill Partners, L.P.	United States